
03052340

SECURITIES AND EXCHANGE COMMISSION


SEC MAIL PROCESSING
RECEIVED
SEP 3 0 2003
WASH, D.C. 155 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2002 (MM/DD/YY) AND ENDING July 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global United Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 Canal Street, Room 318
(No. and Street)

New York (City) New York (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT Arthur Chow
(212) 226-6868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lee, Robert
(Name – *if individual, state last, first, middle name*)

57 Mott Street, New York, NY 10013
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Chow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global United Securities, Ltd., as of July 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
9-25-2003

Signature

President
Title

Notary Public

YIU MING WONG
Notary Public, State of New York
No. 24-4998708
Qualified in Kings County
Commission Expires 7-6-2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Global United Securities Ltd.

Financial Statements and Supplementary Information

For the Year Ended July 31, 2003

Robert Lee, CPA

Global United Securities Ltd.

Financial Statements and Supplementary Information

For the Year Ended July 31, 2003

TABLE OF CONTENTS:

Robert Lee, CPA
Certified Public Accountants
57 Mott Street
New York, New York 10013
Tel: (212) 732-1050
Fax: (212) 732-3599

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Global United Securities Ltd.
221 Canal Street, Suite 318
New York, NY 10013

We have audited the accompanying statement of financial condition of Global United Securities Ltd. (The Company) as of July 31, 2003, and the related statements of income (loss), cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of The Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global United Securities Ltd. as of July 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Lee, CPA

New York, NY
September 24, 2003

Global United Securities Ltd.

Statement of Financial Condition

July 31, 2003

ASSETS

Cash	$	125,608
Investment - available-for-sale securities (Note 3)		31,830
Property and equipment (net of accumulated depreciation of $92,977)		5,221
Other assets (Note 5)		5,000
TOTAL ASSETS	$	167,659

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liability		
Accrued expense	$	6,015
Deferred tax (Note 2)		3,000
Total current liability		9,015
Long Term Liability		
Loan payable - long-term (Note 4)		91,200
Total liabilities		100,215
COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)		
STOCKHOLDER'S EQUITY		
Common stock, par value $10, authorized 10,000 shares;		
Issued and outstanding 10,000 shares		100,000
Retained earnings		(38,686)
Accumulated other comprehensive income;		
Unrealized gain on securities, net of tax		6,130
Total stockholder's equity		67,444
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	167,659

The accompanying notes are an integral part of these financial statements.